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                                                                     EXHIBIT 3.5






                          CERTIFICATE OF AMENDMENT TO

                 AMENDED AND RESTATED ARTICLES OF INCORPORATION

                                       OF

                             SYGNET WIRELESS, INC.


                 The undersigned being the chairman, president or vice president and the secretary or assistant secretary, respectively, of Sygnet Wireless, Inc., a corporation organized and existing under the laws of the State of Ohio, hereby certify as follows:

                                       I.

                 The name of the corporation is Sygnet Wireless, Inc. The corporation was originally incorporated under the name SYGNET Communications, Inc. by virtue of its original Articles of Incorporation filed with the Secretary of State of the State of Ohio on _______________.

                                      II.

                 Pursuant to Section 1701.70 of the General Corporation Law of the State of Ohio and Article Four, Paragraph C. of the Amended and Restated Articles of Incorporation, an amendment to Articles of Incorporation has been duly adopted by the directors of the corporation in the manner and by the unanimous written consent prescribed by Section 1701.54 of the General Corporation Law of the State of Ohio for purposes of amending Article Four of the Amended and Restated Articles of Incorporation of the corporation to establish and fix the preferences, limitations and relative rights of a series of Nonvoting Preferred Stock.

                                      III.

                 Article Four of the Amended and Restated Articles of Incorporation was amended by the addition of Paragraph H. to read in its entirety as follows:

                 H. SERIES A SENIOR CUMULATIVE NONVOTING PREFERRED STOCK. Of the 5,000,000 shares of Nonvoting Preferred Stock, par value $0.01 per share, authorized pursuant to paragraph A hereof, ________ shall be designated Series A Senior Cumulative Nonvoting Preferred Stock, par value $0.01 per share, with the rights, preferences, privileges and restrictions set forth in this Paragraph H.
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                 Section 1.  Definitions.  For purposes of this Paragraph H the following definitions shall apply:

                          "Adjusted Operating Cash Flow" shall mean as of the
last day of each fiscal quarter, the Company's Operating Cash Flow for such fiscal quarter, minus actual marketing and selling expense for such fiscal quarter plus Average Marketing Expense as of the last day of such fiscal quarter, all determined in accordance with GAAP.

                          "Annualized Adjusted Operating Cash Flow" shall mean
as of the last day of each fiscal quarter, the Company's Adjusted Operating Cash Flow for the most recently completed two consecutive fiscal quarters, multiplied by two, determined on a consolidated basis in accordance with GAAP. For purposes of calculating Annualized Adjusted Operating Cash Flow during the first two complete fiscal quarters immediately following the Issue Date, it shall be assumed that the Company's acquisition of certain assets of Horizon Cellular Telephone Company of Chautauqua, L.P. and affiliates occurred on January 1, 1996.

                          "Applicable Rate" shall mean the annual rate at which
dividends shall accrue on the Cumulative Preferred Stock during the periods set forth in Section 2(b).

                          "Average Marketing Expense" shall mean, as of the
last day of each fiscal quarter, the Company's actual marketing and selling expense for the most recently completed four fiscal quarters, divided by four, determined on a consolidated basis in accordance with GAAP.

                          "Board" shall mean the Board of Directors of the
Company.

                          "Business Day" shall mean a day on which banks and
foreign exchange markets are open for the transaction of business in London and New York, as relevant to the determination to be made or action to be taken.

                          "Capitalized Lease Obligations" shall mean
obligations under a lease that are required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligations shall be the capitalized amount of such obligations, as determined in accordance with GAAP.

                          "Change of Control" shall mean any transaction or
occurrence (or series of transactions or occurrences) which results at any time in either (i) the shareholders of the Company as reflected in the records of the Company on ___________, 1996 owning in the aggregate, whether directly or indirectly, less than the number of shares which entitles them to at least 51% of the votes entitled to be cast in an election of the Company's Board of Directors, on a fully diluted basis, or (ii) the Company owning in the aggregate, whether directly or indirectly, less than the number of shares which entitles it to at least 51% of the votes entitled to be cast in an election of the Board of Directors of any Subsidiary of the Company, on a fully-diluted basis. A
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Change of Control shall be deemed to occur as of the effective date of the first event, action or transaction leading to one of the results described above.

                          "Common Stock" shall mean the Class A and Class B
Common Stock of the Company.

                          "Company" shall mean this corporation.

                          "Cumulative Preferred Stock" shall mean the Series A
Senior Cumulative Nonvoting Preferred Stock of the Company.

                          "Equity Security" shall mean any stock or similar
security of the Company or any security (whether stock or indebtedness) convertible or exchangeable, with or without consideration, into or for any stock or similar security, or any security (whether stock or indebtedness) carrying any warrant or right to subscribe to or purchase any stock or similar security, or any such warrant or right.

                          "Event of Default" shall mean (i) a default in the
payment of, or the acceleration of, any Indebtedness of the Company in excess of Five Million Dollars ($5,000,000), which default shall remain uncured for a period of more than ninety days; (ii) a Change of Control; (iii) the failure to redeem the Preferred Stock on the Payment Date for a Mandatory Redemption Event; and (iv) a breach of any restrictions and limitations set forth in
Section 7 hereof.

                          "GAAP" shall mean, as in effect from time to time,
generally accepted accounting principles used in the United States, consistently applied.

                          "Indebtedness" of a person shall mean, without
duplication: (a) all liabilities and obligations, contingent or otherwise, of such person, (i) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof), (ii) evidenced by bonds, notes, debentures or similar instruments,
(iii) representing the balance deferred and unpaid of the purchase price of any property or services, except (other than accounts payable or other obligations to trade creditors which have remained unpaid for greater than 90 days past their original due date or to financial institutions, which obligations are not being contested in good faith and for which appropriate reserves have been established) those incurred in the ordinary course of its business that would constitute ordinarily a trade payable to trade creditors, (iv) evidenced by bankers' acceptances or similar instruments issued or accepted by banks, (v) for the payment of money relating to a Capitalized Lease Obligation, or (vi) evidenced by a letter of credit or a reimbursement obligation of such person with respect to any letter of credit; (b) all obligations of such person under Interest Swap and Hedging Obligations; (c) all liabilities of others of the kind described in the preceding clauses (a) or (b) that such person has guaranteed or that are otherwise its legal liability or which are secured by any assets or property of such person (or in the case of the Company, of any of its Subsidiaries) and all obligations to purchase, redeem or acquire any capital stock of such person; (d) all preferred stock of such person's subsidiaries; and (e) any and all deferrals, renewals, extensions, refinancing and





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refundings (whether direct or indirect) of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (a), (b), (c) or (d) or this clause (e), whether or not between or among the same parties; provided that the outstanding principal amount at any date of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such date.

                          "Interest Expense" shall mean amounts actually paid
by the Company or any of its Subsidiaries for interest on Indebtedness during the period in question, determined on a consolidated basis in accordance with GAAP.

                          "Interest Swap and Hedging Obligations" shall mean
any obligations of a person pursuant to any interest rate swaps, caps, collars and similar arrangements providing protection against fluctuations in interest rates. For purposes of this Paragraph H, the amount of such obligations shall be the amount determined in respect thereof as of the end of the then most recently ended fiscal quarter of such person, based on the assumption that such obligation had terminated at the end of such fiscal quarter, and in making such determination, if any agreement relating to such obligation provides for the netting of amounts payable by and to such person thereunder or any such agreement provides for the simultaneous payment of amounts by and to such person, then, in each such case, the amount of such obligations shall be the net amount so determined, plus any premium due upon default by such person.

                          "Issue Date" shall mean the date of the original
issuance of shares of the Cumulative Preferred Stock.

                          "Junior Stock" shall mean the Common Stock and all
other shares of capital stock of the Company, whether presently outstanding or hereafter issued, other than the Cumulative Preferred Stock.

                          "Lien" shall mean any mortgage, lien, pledge, charge,
security interest, or other encumbrance of any kind, whether or not filed, recorded or otherwise perfected under applicable law (including, any conditional sale or other title retention agreement and any lease deemed to constitute a security interest and any option or other agreement to give any security interest).

                          "Mandatory Redemption Date" shall have the meaning
ascribed thereto in Section 4(c) hereof.

                          "Net Income" shall mean the Company's net income,
after deducting all operating expenses, provisions for all taxes and all other proper deductions, all determined on a consolidated basis for the period in question in accordance with GAAP.

                          "Operating Cash Flow" shall mean as of the last day
of each fiscal quarter, the sum of the Company's Net Income, depreciation, amortization, other non-cash charges to Net Income and Interest Expense minus non-cash credits to the





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Company's Net Income, all determined for such fiscal quarter on a consolidated basis in accordance with GAAP.

                          "Optional Redemption Date" shall have the meaning
ascribed thereto in Section 4(b) hereof.

                          "Payment Date" shall have the meaning ascribed
thereto in Section 4(d) hereof.

                          "Permitted Indebtedness" shall mean (i) the Credit
Agreement dated as of _____________, 1996 among Sygnet Communications, Inc., the Company's wholly owned Subsidiary, as the borrower, the financial institutions which are parties thereto as lenders, PNC Bank, National Association and Toronto Dominion (Texas), Inc. as managing agents and syndication agents, Toronto Dominion (Texas), Inc. as the administrative agent, and PNC Bank, National Association as the documentation agent and the collateral agent, together with all extensions, renewals, amendments, substitutions and replacements thereto (the "Credit Agreement"); (ii) the $110,000,000 principal amount of ___% Senior Notes due 2006 of the Company together with all extensions, renewals, amendments, substitutions and replacements thereto and (iii) such other Indebtedness as shall be permitted to be incurred by Sygnet Communications, Inc. and its affiliates pursuant to the Credit Agreement.

                          "Put" shall have the meaning ascribed thereto in
Section 5(a) hereof.

                          "Put Payment Date"  shall have the meaning ascribed
thereto in Section 5(b) hereof.

                          "Redemption Price" shall have the meaning ascribed
thereto in Section 4(e) hereof.

                          "Subsidiary" shall mean any corporation of which
fifty (50%) percent or more of the Voting Stock, or any partnership of which 50% or more of outstanding partnership interests, is at any time owned by the Company, or by one or more Subsidiaries of the Company, or by the Company and one or more Subsidiaries of the Company.

                          "Total Indebtedness" shall mean the outstanding
principal amount of all the Company's Indebtedness.

                          "Total Leverage Test" shall mean the ratio, as set
forth in Section 8 hereof, of (i) Total Indebtedness to (ii) Annualized Adjusted Operating Cash Flow.

                          "Voting Stock" shall mean any shares having general
voting power in electing the board of directors of any person (irrespective of whether or not at the time





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stock of any other class or classes has or might have voting power by reason or the happening of any contingency).

                 Section 2.  Dividends.

                          (a)     Right to Dividends.  Dividends on each share
of Cumulative Preferred Stock shall accumulate and accrue from the Issue Date and shall accrue from day to day thereafter, whether or not earned or declared, at the Applicable Rate on the stated amount of $100 per share, as set forth
below, until paid.   Dividends accruing pursuant to this Section 2(a) shall be
payable quarterly in arrears and shall be payable by the delivery of additional shares of Cumulative Preferred Stock with a liquidation value equal to the amount of the dividend. Such dividends shall be cumulative so that, if all accrued dividends shall not have been paid, such accrued and unpaid dividends shall first be fully paid before any dividend or other distribution shall be paid or declared and set apart for any Junior Stock.

                          (b)     Applicable Rate.  The dividend rate on shares
of Cumulative Preferred Stock shall increase from time to time and shall be equal to the Applicable Rate as set forth below. The Applicable Rate for each period during which the Cumulative Preferred Stock is outstanding shall be as follows:

                                  (i)      for the period commencing on the
                 Issue Date and ending on the first anniversary of the Issue Date, the Applicable Rate shall be 15% per annum;

                                  (ii) for the period commencing on the day after the first anniversary of the Issue Date and ending on the second anniversary of the Issue Date, the Applicable Rate shall be 17% per annum;

                                  (iii) for the period commencing on the day after the second anniversary of the Issue Date and ending on the third anniversary of the Issue Date, the Applicable Rate shall be 19% per annum;

                                  (iv)     commencing on the day after the
                 third anniversary of the Issue Date and thereafter, the Applicable Rate shall be 21% per annum; and

                                  (v)      notwithstanding and in addition to
                 the foregoing, if an Event of Default occurs or the Company fails to meet the Total Leverage Test, then until such time as all shares of Cumulative Preferred Stock shall be redeemed, the Applicable Rate shall be the sum of the otherwise Applicable Rate plus 5% per annum.

                          (c)     Priority.  Until such time as all current and
accrued dividends on the Cumulative Preferred Stock for all periods from and after the Issue Date and the then current period shall have been paid (i) no dividend whatsoever (other than a dividend payable solely in Common Stock) shall be paid or declared, and no distribution





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shall be made, on any Junior Stock, and (ii) no shares of Junior Stock shall be purchased, redeemed or acquired by the Company and no monies shall be paid into or set aside or made available for a sinking fund for the purchase, redemption or acquisition thereof. So long as any shares of Cumulative Preferred Stock are outstanding, the Company shall not authorize or issue, or obligate itself to issue, any other Equity Security senior to or on a parity with the Cumulative Preferred Stock as to dividend or redemption rights, liquidation preferences or otherwise.

                 Section 3.  Liquidation Rights of Cumulative Preferred Stock.

                          (a)     Preference.  In the event of any liquidation,
dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the then-outstanding shares of Cumulative Preferred Stock shall be entitled to be paid out of the assets of the Company available for distribution to its shareholders, whether such assets are capital, surplus or earnings, before any payment or declaration and setting apart for payment of any amount shall be made in respect of the Junior Stock, an amount equal to $100 per share plus an amount equal to the liquidation preference of all accrued and unpaid dividends thereon, whether or not earned or declared, to and including the date full payment shall be tendered to the holders of the then-outstanding shares of Cumulative Preferred Stock with respect to such liquidation, dissolution or winding up, and no more. If upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the assets to be distributed to the holders of the then-outstanding shares of Cumulative Preferred Stock shall be insufficient to permit the payment to such shareholders of the full preferential amounts to which they are entitled, then all of the assets of the Company shall be distributed ratably to the holders of the then-outstanding shares of Cumulative Preferred Stock on the basis of the number of shares of Cumulative Preferred Stock held by each such shareholder as compared to the aggregate number of then-outstanding shares of Cumulative Preferred Stock.

                          (b)      Remaining Assets.  After the payment or
distribution to the holders of the then-outstanding shares of Cumulative Preferred Stock of the full preferential amounts to which they are entitled, the holders of the then-outstanding shares of Junior Stock shall be entitled to receive ratably all assets of the Company which remain available for distribution.

                 Section 4.  Redemption.

                          (a)     Restriction on Redemption and Purchase.
Except as expressly provided in this Section 4, the Company shall not have the right to purchase, call, redeem or otherwise acquire for value any or all of the Cumulative Preferred Stock.

                          (b)     Optional Redemption.  At any time the Company
may, at its option, redeem the Cumulative Preferred Stock, in whole or in part, at the Redemption Price hereinafter specified; provided, that the Company shall redeem shares of Cumulative Preferred Stock having an aggregate liquidation preference of at least One Million Dollars ($1,000,000) upon each Optional Redemption Date. The date on which





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any Cumulative Preferred Stock is to be redeemed pursuant to this Section 4(b)
being referred to herein as an "Optional Redemption Date."

                          (c)     Mandatory Redemption.  The Company shall
redeem all outstanding shares of Cumulative Preferred Stock at the Redemption Price hereinafter specified upon the first to occur of the following events, the occurrence date thereof being referred to herein as the "Mandatory Redemption Date":

                                  (i) the tenth anniversary of the Issue Date;

                                  (ii) upon the occurrence of a Change of
Control;

                                  (iii) upon the completion of an initial
public offering or private issuance of Equity Securities by the Company (other than an issuance of Equity Securities of the Company to employees or directors of the Company as compensation or management incentives) to the extent of the proceeds of such initial public offering or private issuance; or

                                  (iv) upon the exercise of the Put by holders
of 51% or more of the then-outstanding shares of Cumulative Preferred Stock.

                          (d)     Redemption Notice.  The Company shall, not
less than three (3) Business Days prior to an Optional Redemption Date, give written notice to each holder of record of shares of Cumulative Preferred Stock that the Company has determined to exercise its optional redemption rights hereunder. This notice shall state the number of then-outstanding shares of Cumulative Preferred Stock to be redeemed, the Optional Redemption Date and Redemption Price, including the amount of dividends included in such price and the calculation thereof, the Payment Date and the time, place and manner in which the holder is to surrender to the Company the certificate or certificates representing the shares of Cumulative Preferred Stock to be redeemed. Upon the occurrence of one of the events described in Section 4(c) above, the Company shall provide prompt, but in no event more than two Business Days after the Mandatory Redemption Date, notice to the holders of the Cumulative Preferred Stock of the occurrence of such event and of the Mandatory Redemption Date. Such notice shall state the Redemption Price, including the amount of dividends included in such price and the calculation thereof, and the Payment Date, place and manner in which the holders are to surrender to the Company the certificates representing shares of Cumulative Preferred Stock to be redeemed. "Payment Date" shall mean the date set by the Company with respect to an optional redemption or on or prior to the fifth Business Day after the Mandatory Redemption Date (unless triggered by the exercise of the Put the Payment Date for which shall be established in accordance with Section 5 hereof), as the case may be, designated by the Company for payment of the Redemption Price.

                          (e)     Redemption Price.  In all events, the
Redemption Price of the Cumulative Preferred Stock (the "Redemption Price") shall be an amount per share equal to $100 plus the liquidation preference of all accrued and unpaid dividends thereon, whether or not declared, to and including the Payment Date.





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                          (f)     Payment of Redemption Price and Surrender of
Stock. On the Payment Date, the Redemption Price of the Cumulative Preferred Stock shall be paid to the holders of the Cumulative Preferred Stock. On or before the Payment Date, each holder of shares of Cumulative Preferred Stock to be redeemed shall surrender the certificate or certificates representing such shares to the Company, duly endorsed, together with such other instruments as the Company may reasonably require to insure that such shares of Cumulative Preferred Stock are duly and validly transferred to the Company, free of all Liens, and on the Payment Date the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof, and each surrendered certificate shall be cancelled and retired. Upon an optional redemption of less than all of the then-outstanding shares of Cumulative Preferred Stock, upon the surrender to the Company of a certificate or certificates representing shares of Cumulative Preferred Stock to be redeemed and payment by the Company of the Redemption Price, the Company shall issue to the holder thereof a certificate representing any shares of Cumulative Preferred Stock not redeemed but represented by the certificate or certificates surrendered.

                          (g)     Insufficient Funds.  If the funds of the
Company legally available for redemption of Cumulative Preferred Stock on the Payment Date with respect to a Mandatory Redemption Date are insufficient to redeem all of the Cumulative Preferred Stock pursuant to Section 4(c) on such date, those funds that are so available will be used to redeem the maximum possible number of shares of the Cumulative Preferred Stock ratably among the holders thereof on the basis of the number of shares of Cumulative Preferred Stock held by each such shareholder. At the earliest time thereafter as additional funds of the Company are legally available for redemption of Cumulative Preferred Stock in the manner provided above, such funds will be immediately used to redeem the balance of the Cumulative Preferred Stock.

                          (h)     Deposit of Funds.  Prior to a Payment Date,
the Company shall deposit with any bank or trust company in the United States, rated by its principal regulator as adequately or well capitalized, as defined by bank regulatory authorities, or, if no such standard is applicable, having public debt outstanding with a rating of at least AA, a sum equal to the aggregate Redemption Price, with irrevocable instructions and authority to the bank or trust company to pay, on or after the Payment Date, the Redemption Price to the respective holders of then-outstanding shares of Cumulative Preferred Stock upon the surrender of their share certificates. The deposit of the aggregate Redemption Price shall constitute full payment of the shares to their holders; provided, that, prior to such deposit, the holders thereof shall continue to be considered shareholders with respect to such shares and shall have all rights with respect thereto. Any monies so deposited and unclaimed at the end of six months from the Payment Date shall be released or repaid to the Company, after which the holders of shares of Cumulative Preferred Stock called for redemption shall be entitled to receive payment of the Redemption Price only from the Company.





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                 Section 5.  Put Right.

                 (a) At any time on or after the fourth anniversary of the Issue Date, each then holder of shares of Cumulative Preferred Stock shall have the right, but not the obligation, to cause the Company to repurchase all then-outstanding shares of Cumulative Preferred Stock (the "Put"). Due exercise of the Put by holders of 51% or more of the then-outstanding shares of Cumulative Preferred Stock shall be deemed a Mandatory Redemption Event pursuant to Section 4 hereof and the Company shall purchase all then-outstanding shares of Cumulative Preferred Stock for the Redemption Price. A holder may exercise the Put by providing written notice of such holder's desire to exercise the Put to the Company. If a holder exercises the Put, the Company shall provide notice of such exercise to all other holders of record of shares of Cumulative Preferred Stock stating that the Put has been exercised and giving all other holders the right to participate therein. Upon exercise of the Put by holders of at least 51% of the then-outstanding Cumulative Preferred Stock, the Company shall provide notice to all holders of record of shares of Cumulative Preferred Stock that such exercise constitutes a Mandatory Redemption Event in accordance with the procedures set forth in Section 4(d) hereof.

                 (b) Within ninety (90) days after the Company receives the notice of exercise of a Put right (the "Put Payment Date"), and upon surrender of each holder's shares of Cumulative Preferred Stock, the Company shall pay to each surrendering holder an amount in cash or other immediately available funds equal to the Redemption Price multiplied by the number of shares of Cumulative Preferred Stock that have been surrendered by such holder.

                 Section 6. Right to Select Directors. Except as is provided herein or otherwise required by law, the voting power of the Company shall be vested in the holders of the shares of Class A and Class B Common Stock and such other series of Voting Preferred Stock as are from time to time designated and the holders of the shares of Cumulative Preferred Stock shall have no voting power, but shall have the right to attend and participate in every meeting of shareholders of the Company and shall be entitled to advance written notice of every meeting of shareholders of the Company. At any time after the first anniversary of the Issue Date each holder of shares of Cumulative Preferred Stock shall have advance written notice of, and have the right to attend, all meetings of the Board of Directors of the Company. At any time after the third anniversary of the Issue Date, the holders of Cumulative Preferred Stock shall have the right to designate directors constituting 15% of the total number of then-members of the Board of Directors of the Company (rounded up to the nearest whole number of directors). The Company shall take such action as is necessary to increase the number of directors of the Company or to otherwise create vacancies on the Board to be filled by the holders of Cumulative Preferred Stock pursuant to this Section 6. Such directors shall be designated by the affirmative vote of holders of a majority of the then-outstanding Cumulative Preferred Stock. Any directors so designated by the holders of Cumulative Preferred Stock may be removed or replaced only by a vote of the holders of then-outstanding shares of Cumulative Preferred Stock; provided that such directors may be removed for cause as otherwise provided by these Articles of Incorporation or applicable law.





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                 Section 7.  Restrictions and Limitations.  So long as any
shares of Cumulative Preferred Stock remain outstanding, the Company shall not, directly or indirectly, without the written consent of all the holders of the then-outstanding shares of Cumulative Preferred Stock:

                          (a)     Until the Cumulative Preferred Stock is
redeemed in full pursuant to Section 4 hereof or the holders thereof receive payment upon liquidation, dissolution or winding up of the Company pursuant to
Section 3 hereof, purchase, redeem or otherwise acquire for value (or pay into or set aside as a sinking fund for such purpose) any Junior Stock or any warrant, option or right to purchase any Junior Stock; provided, that, such restriction shall not apply to the purchase of Junior Stock or any warrant, option or right to purchase Junior Stock from an employee or director of the Company upon termination of his or her employment or service in accordance with the terms of any employment agreement or employee benefit or incentive plan maintained by the Company;


                          (b)     Until the Cumulative Preferred Stock is
redeemed in full pursuant to Section 4 hereof or the holders thereof receive payment upon the liquidation, dissolution or winding up of the Company pursuant to Section 3 hereof, declare or pay any dividends on or declare or make any other distribution, direct or indirect, (other than a dividend payable solely in shares of Common Stock) on account of the Junior Stock or set apart any sum for any such purpose;

                          (c)     Amend its Amended and Restated Articles of
Incorporation or amend or repeal its bylaws in any manner that would significantly and adversely affect the rights or preferences of the Cumulative Preferred Stock;

                          (d)     Take any action which would result in
taxation of the holders of the Cumulative Preferred Stock under Section 305 of the Internal Revenue Code of 1986, as amended (the "Code") (or any comparable provision of the Code as hereafter from time to time amended);

                          (e)     Dissolve the Company; or

                          (f)     Enter into any Indebtedness, or permit any of
its Subsidiaries to enter into any Indebtedness, other than Permitted Indebtedness.

                 Section 8. Total Leverage Test. As of the end of any calendar quarter, the Company shall not permit the application of the Total Leverage Test to exceed 12:1.

                 Section 9. No Reissuance of Cumulative Preferred Stock. So long as any shares of Cumulative Preferred Stock remain outstanding, no share of Cumulative Preferred Stock acquired by the Company by reason of redemption, purchase, or otherwise shall be reissued, and all such shares shall be cancelled, retired and eliminated from the shares which the Company shall be authorized to issue.





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         WITNESS the execution hereof this _____ day of _____________, 1996 by the undersigned authorized officers of Sygnet Wireless, Inc.





                                  By:
                                     -------------------------------------
                                           Name:
                                           Title:



                                  By:
                                     -------------------------------------
                                           Name:
                                           Title:






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